SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2003

Commission File Number 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 – 2nd Street S.W.
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES
Exhibit Index
Exhibit 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By:	/s/ Rachel L. Desroches

Name: Rachel L. Desroches Title: Assistant Corporate Secretary

Date: July 29, 2003

Form 6-K Exhibit Index

Exhibit No.

1.	News Release dated July 29, 2003 referenced as: “EnCana’s second quarter cash flow increases 53% to $1.4 billion, earnings approach $1.1 billion, including tax and currency gains”